

Mailstop 3233

December 1, 2017

<u>Via E-mail</u>
Mr. Gregory A. Falk
Chief Financial Officer
Jones Lang LaSalle Income Property Trust, Inc.
333 West Wacker Drive
Chicago, IL, 60606

> **Re:** **Jones Lang LaSalle Income Property Trust, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Filed March 9, 2017**
> **File No. 000-51948**

Dear Mr. Falk:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2016

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market for Common Equity, page 44

1.   Please address the following with respect to your net asset value disclosures:
   a. We note your disclosure that liabilities are valued at cost for purposes of calculating NAV. Please explain to us why long term liabilities (such as mortgages payable) are not valued at fair value.
   b. Please revise your discussion to disclose the amount that has been accrued for dealer manager fees for financial reporting purposes for each share class.
   c. We note your disclosure that for non-recourse, property-level mortgages that exceed the value of the underlying property, you assume a value of zero in the determination of NAV. Please tell us whether this situation currently exists in your portfolio and, if so, tell us the amount by which the debt exceeds the underlying value of the property. Additionally, if your intent is to continue to hold the property and pay the related mortgage, explain to us why you believe it is appropriate to limit the net value of the property and related debt to zero.
   d. Please expand your disclosure to include a sensitivity analysis for the exit capitalization rate and the annual growth rates used in your calculation of NAV.
   e. Please tell us, and expand your discussion to disclose whether any independent third parties were consulted as part of your NAV calculation process and if so, disclose any potential conflicts or relationships with these third parties. In addition, please revise your disclosure to include a statement that the estimated values in your NAV calculation have not been audited.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 4 – Unconsolidated Real Estate Affiliates, page F-19

2.   Please address the following with respect to your unconsolidated real estate affiliate accounted for using the fair value option:
   a. Please tell us how you considered the requirement to disclose management's reasons for electing the fair value option in accordance with ASC Topic 825-10-50-28a.
   b. Given the apparent significance of the equity in earnings from the unconsolidated real estate affiliate to net earnings, please tell us how you considered the need to provide summarized financial information of the investee in accordance with ASC Topics 825-10-50-28f and 323-10-50-3(c).
   c. Tell us how you have applied the guidance in ASC Topic 825-10-50-31.

3.   Based on your disclosure on page 34, it appears that you have investments in two
      properties that are 100% owned and accounted for under the equity method of
      accounting. Please tell us how you determined you are not required to consolidate these
      affiliates in accordance with ASC Topic 810. To the extent you have determined you are
      not the primary beneficiary, please tell us how you arrived at that conclusion.

Note 6 – Common Stock, page F-23

4.   Please revise your discussion to disclose dividends per share for each class of shares.
      Reference is made to ASC Topic 505-10-S99-1.

      We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

      You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or the undersigned
at (202) 551-3438 with any questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Accounting Branch Chief
Office of Real Estate and
Commodities